July 19, 2024

Daniel Greenspan and John Kernan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“Registrant”)
 on behalf of the following series:

 T. Rowe Price International Disciplined Equity Fund (“Acquiring Fund”)

 File No.: 333-279781

Dear Mr. Greenspan and Mr. Kernan:

The following is in response to comments provided by Daniel Greenspan on July 3, 2024, and comments provided by John Kernan on June 26, 2024, regarding the Registrant’s Registration Statement filed on Form N-14 (the “N-14 Registration Statement”) under Section 8(a) of the Securities Act of 1933. The N-14 Registration Statement was filed on May 29, 2024, and relates to the reorganization of the T. Rowe Price Institutional International Disciplined Equity Fund into the I Class of the Acquiring Fund. Mr. Greenspan's comments on the N-14 Registration Statement and our responses to those comments are set forth below, followed by Mr. Kernan's comments on the N-14 Registration Statement and our responses to those comments.

Comment (from Daniel Greenspan):

In the Summary, under “What does the Plan provide for?” it states the following: The Plan provides for the transfer of substantially all the assets and liabilities of the Institutional Fund to the Acquiring Fund in exchange for I Class shares of the Acquiring Fund.

Please supplementally provide an explanation why the sentence refers to “substantially all the assets and liabilities” and not “all the assets and liabilities.”

RESPONSE:

We currently expect all assets and liabilities of the Institutional Fund to transfer to the Acquiring Fund in the reorganization. Accordingly, we have removed the references to expected nontransferable securities. However, there may be certain assets and liabilities that are unexpectedly unable to be transferred so the reference to “substantially all” is included in case this were to occur. In addition, the term “substantially all” is generally used to refer to the quantity of assets (i.e., 90% of net assets and 70% of gross assets) that must be transferred in order to qualify a transaction as a tax-free reorganization.

We note that Paragraph 1.A of the Plan of Reorganization sets forth this “substantially all” concept by providing that the assets of the Acquired Fund to be acquired by the Acquiring Fund shall constitute at least 90% of the fair market value of the net assets of the Acquired Fund and at least 70% of the fair market value of the gross assets of the Acquired Fund as described on the Valuation Date. In addition, Paragraph 1.C provides for the event that certain assets and liabilities may be excluded from the transfer.

Comment (from Daniel Greenspan):

In the Summary, under “Who will pay for the Reorganization?” it indicates that the expenses incurred to execute the Reorganization will be paid by the Funds. Please confirm how those expenses will be allocated between the Funds.

RESPONSE:

All expenses incurred to execute the reorganization will be borne equally by the two Funds, except for the charges relating to the printing and mailing of the information statement, which will be borne solely by the Institutional Fund. This is disclosed on page 46 of the information statement, which states the following (updated to remove references to nontransferable securities and associated transaction expenses):

The expenses incurred to execute the Reorganization, including all direct and indirect expenses, will be paid by the Funds and their shareholders since the Reorganization is expected to benefit both Funds and their shareholders. The total estimated expenses associated with the Reorganization are $42,400, which includes costs associated with professional expenses (including legal and auditing fees), and transaction costs (including taxes and stamps). Although not anticipated, the sale of any assets that are nontransferable or not acceptable to the Acquiring Fund will result in brokerage expenses.

Funds	Estimated Reorganization Expenses	Estimated Transaction Costs*
Acquired Fund	$22,300	$2,800
Acquiring Fund	14,500	2,800
Total	36,800	5,600

* Includes estimated transaction costs, including taxes and stamps.

Comment (from Daniel Greenspan):

Under “Reasons for the Reorganization,” supplementally confirm that the disclosure reflects all of the Board’s considerations, both against and in favor of, the Reorganization.

RESPONSE:

We have updated the information statement to ensure that all of the Board’s considerations are disclosed.

Comment (from John Kernan):

With respect to the fees and expenses presented on page 6, the Staff notes that the remaining term of the Acquiring Fund’s expense limitation agreement extends for a period of less than one year. Please remove the fee waiver/expense reimbursement caption from the fee table to comply with Form N-1A requirements.

RESPONSE:

We have updated the fees and expenses to reflect the current expiration date, December 31, 2026.

Comment (from John Kernan):

At the beginning of the Combined Information Statement and Prospectus and prior to the Table of Contents, there are various documents that are incorporated by reference. The Staff notes that the date of March 1, 2024 referenced for the Acquiring Fund’s and Institutional Fund’s annual shareholder report is inaccurate and needs the correct date. In addition, please ensure that any document in the information statement that is incorporated by reference is appropriately hyperlinked.

RESPONSE:

We have updated the dates, as appropriate.

Comment (from John Kernan):

With respect to the capitalization table on page 20, the Staff notes that there appears to be a typographical error in the presentation of Advisor Class shares outstanding, which is represented as 497,000 for the Acquiring Fund and 479,000 for the Pro Forma Combined.

RESPONSE:

We have updated the table to reflect more current estimates.

Comment (from John Kernan):

If you file an amendment, please consider updating the capitalization table with data as of a current date or communicate to the Staff that there are no material differences in the data as compared to the current information provided. Any data updated as of a current date should be within 30 days and no older than the last regulatory filing.

RESPONSE:

We have updated the capitalization table to a more current date.

Comment (from John Kernan):

Please ensure that the consents from the funds’ independent accountants are dated within 5 days of the filing date of any future amendment.

RESPONSE:

We will ensure that the consents are dated within 5 days of filing.

*           *           *

If you have any questions about this response, please email me at vicki.booth@troweprice.com.

Sincerely,

/s/ Vicki S. Booth
Vicki S. Booth
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.